FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO THE MARKET

São Paulo, Brazil, June 28, 2011. Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 3 of Brazilian Securities and Exchange Commission (“CVM”) Instruction 358 dated January 3, 2002, hereby discloses the following correspondence from the shareholder Abilio Diniz.

São Paulo, June 28, 2011

Vítor Fagá de Almeida

Investors Relations Officer

Dear Officers and Board Members,

I became aware of the letter that Mr. Jean Charles Naouri forwarded to the Company and would like to also make my statement. All the statements made until now by Casino through its controlling shareholder and Chairman and CEO, Jean Charles Naouri, with respect to myself and my behavior in looking growing opportunities for GPA, have been extremely aggressive and completely distorts the reality of the facts. I have been in Paris for 24 hours, trying, without success, to meet with Mr. Jean Charles Naouri, so that we can discuss the proposal that we received and that needs to be analyzed. JCN refuses to establish a dialogue and prefers to attack me through the press. I cannot understand its purposes for doing that. We must be serene in this moment to examine the proposal in an objective manner, aiming at the interest of GPA. I also want to affirm that I will continue my work and will insist to reach an friendly solution for the Company’s benefit, and for all the parties’ benefit. I also ask you to trust me, as you always did. I have my conscience clear and will continue to conduct my acts with the same correctitude that always has been driven my life. I also have faith in God that the issue with Casino will be surpassed and we will be able to continue our work with efficiency, joy and happiness.

I also take this opportunity to forward the note that I disclosed to the press, for your knowledge.

Finally, I ask that the content of this letter is disclosed and made public by the Company.

My warm regards to all of you.

Abilio Diniz

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 28, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.